EXHIBIT 11

              COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
                                  (UNAUDITED)

                                                  For Three Months Ended
                                             -------------------------------
                                             March 31, 1998   March 31, 1997
                                             --------------   --------------

Number of shares on which basic
earnings per share is calculated:
 Average outstanding during period              950,210,305    1,003,437,050

Add - Incremental shares under stock
compensation plans                               23,099,773       19,561,758
                                             --------------   --------------
Number of shares on which diluted
earnings per share is calculated                973,310,078    1,022,998,808
                                             ==============   ==============

Net earnings applicable to
 common shareholders (millions)                     $ 1,031          $ 1,190
                                             --------------   --------------
Net earnings on which diluted
earnings per share
is based (millions)                                 $ 1,031          $ 1,190
                                             ==============   ==============

Basic earnings per share                            $  1.08           $ 1.19

Diluted earnings per share                          $  1.06           $ 1.16


Stock options to purchase 19,730,269 shares in 1998 and 146,200 shares in 1997 were outstanding, but were not included in the computation of diluted earnings because the options' exercise price was greater than the average market price of the common shares, and therefore, the effect would be antidilutive. Net earnings applicable to common shareholders excludes preferred stock dividends of $5 million for the periods ended March 31, 1998 and 1997.


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